Exhibit 99.1

Wix.com Reports Fourth Quarter and Full Year 2015 Results

-- Exceeded Prior Q4 and Full Year 2015 Guidance for Collections on a Constant Currency Basis,
Revenue and Adjusted EBITDA --
-- Provides Strong Financial Outlook for 2016 --

TEL AVIV, Israel, February 10, 2016 -- Wix.com Ltd. (Nasdaq: WIX), a leading global web development platform, today reported financial results for the fourth quarter and full year ended December 31, 2015.  The company also introduced its financial outlook for 2016.

•	Collections on a constant currency basis grew 43% Y/Y in Q4 and grew 51% Y/Y in 2015
•	Adjusted EBITDA of $7.0 million in Q4, a Q/Q increase of 50%, and $14.7 million in 2015
•	Free cash flow of $8.4 million in Q4, a Q/Q increase of 55%, and $14.5 million in 2015
•	Added net premium subscriptions of 125,000 in Q4 and a record 535,000 in 2015 for a total of 1.77 million at year end
•	Added registered users of 4.7 million in Q4 and 19 million in 2015 for a total of 77 million at year end
•	Financial outlook for 2016 highlighted by continued growth and increased profitability

“In 2015, we added a record 19 million registered users and 535,000 net premium subscriptions.  It is clear that our focus on innovative product development and impactful marketing is driving significant growth and returns,” said Avishai Abrahami, CEO and Co-founder of Wix.  “During the year, we introduced eight new products, most notably the new Wix Editor, Wix Music and Wix Bookings.  These new products, combined with over 100 new applications and enhancements to existing products, extended our position as the leading global software platform to build, manage and grow any business online.”

Lior Shemesh, CFO of Wix, commented, “We concluded 2015 with a very strong fourth quarter, exceeding our prior outlook on all metrics once again. This track record of predictability, highlighted by strong recurring subscription revenue, illustrates the SaaS nature of our business model and our strong execution. Additionally, we generated significant expense leverage in 2015, well beyond original expectations, with cash flow from operations of nearly $21 million for the full year and nearly $10 million in the fourth quarter.”

Q4 2015 and Full Year 2015 Financial Summary

	Three months ended Dec. 31
$ in thousands	2014	2015	Y/Y growth	Prior Q4 2015 outlook
Collections (FX neutral to Q4 '14)		$70,707	43%	$69,000 - 70,000
Collections	$49,279	$66,870	36%	$66,000 - 67,000

Revenue (FX neutral to Q4 '14)		$59,773	44%	n/a
Revenue	$41,559	$56,831	37%	$55,000 - 56,000

Adjusted EBITDA	$(1,309)	$7,025	NM	$5,000 - 6,000

	Full Year
$ in thousands	2014	2015	Y/Y growth	Prior 2015 outlook
Collections (FX neutral to 2014)		$257,790	51%	$256,000 - 257,000
Collections	$171,255	$241,687	41%	$241,000 - 242,000

Revenue (FX neutral to 2014)		$212,260	50%	n/a
Revenue	$141,841	$203,518	43%	$202,000 - 203,000

Adjusted EBITDA	$(11,260)	$14,721	NM	$12,000 - 13,000

Q4 2015 Results and Highlights

•	Excluding the impact of year-over-year changes in foreign exchange rates, collections would have been $70.7 million, an increase of 43% versus the prior year

o	Collections on a reported basis increased 36% to $66.9 million compared to $49.3 million for the fourth quarter last year

•	Excluding the impact of year-over-year changes in foreign exchange rates, revenue would have been $59.8 million, an increase of 44% versus the prior year

o	GAAP revenues increased 37% to $56.8 million compared to $41.6 million for the fourth quarter last year

•	GAAP net loss was $(11.3) million, or $(0.28) per share, compared to a net loss of $(15.1) million, or $(0.39) per share, for the fourth quarter of 2014

•	Non-GAAP net loss was $(5.4) million, or $(0.13) per share, compared to a non-GAAP net loss of $(9.6) million, or $(0.25) per share, for the fourth quarter of 2014

•	Adjusted EBITDA was $7.0 million compared to $(1.3) million for the fourth quarter of 2014

•	Free cash flow increased to $8.4 million, an improvement over $0.1 million for the fourth quarter of 2014

•	Added 125,000 net premium subscriptions in the period to reach 1.77 million as of December 31, 2015, a 43% increase over the prior year

•	Added 4.7 million registered users in the fourth quarter to reach 77 million as of December 31, 2015, a 33% increase compared to the prior year

Full Year 2015 Results and Highlights

•	Excluding the impact of year-over-year changes in foreign exchange rates, collections would have been $257.8 million, an increase of 51% over 2014

o	Collections on a reported basis increased 41% to $241.7 million compared to $171.3 million for the full year 2014

•	Excluding the impact of year-over-year changes in foreign exchange rates, revenue would have been $212.3 million, an increase of 50% versus 2014

o	GAAP revenues increased 43% to $203.5 million compared to $141.8 million for the full year 2014

•	GAAP net loss was $(51.3) million, or $(1.30) per share, compared to a net loss of $(56.6) million, or $(1.49) per share, for the full year 2014

•	Non-GAAP net loss was $(31.4) million, or $(0.80) per share, compared to non-GAAP net loss of $(40.2) million, or $(1.06) per share, for the full year 2014

•	Adjusted EBITDA was $14.7 million compared to $(11.3) million for 2014

•	Free cash flow was $14.5 million compared to $(6.4) million for the full year 2014

•	Added 535,000 net premium subscriptions and over 19 million registered users in 2015, the largest annual increases in the company’s history

Recent Business Highlights

•
Launched Wix Bookings: To help owners grow their business online, Wix launched Wix Bookings, an end-to-end online appointment booking solution that is seamlessly integrated into a business’s website. Wix Bookings offers small businesses an easy and effective way to connect with customers, manage appointments and group bookings, and win more business by allowing customers to book online

•
Launched Super Bowl 50 campaign in partnership with DreamWorks Animation: Wix launched its Super Bowl 50 marketing campaign in partnership with DreamWorks Animation. Wix’s #StartStunning campaign focuses on a global audience and featured characters from DreamWorks’ Kung Fu Panda 3. In addition to the well-received TV spot that aired during the game, the campaign includes exclusive online content and social media activations.  According to Visible Measures, Wix.com’s video content has been viewed more times online than that of any other brand that ran a commercial during the game

•
Enhanced WixHotels with TripAdvisor Instant Booking: Wix expanded its existing partnership with TripAdvisor to power instant booking for hotel clients, making it possible for properties using WixHotels to acquire bookings directly on TripAdvisor

•	Wix Mobile growth: Over 13.5 million mobile sites have been created on the Wix platform to date, making Wix among the largest mobile site development platforms globally

•
Increasing platform engagement: Continued engagement with the Wix ecosystem illustrated by over 250 million contacts saved onto the Wix platform.  Leveraging Wix’s MyAccount CRM system, users track customer activity data, manage relationships and communicate using WixShoutOut

Financial Outlook

The company is introducing its outlook for full year 2016 and first quarter 2016 as follows:

•	For the first quarter of 2016:

	Q1 2016 Outlook	Y/Y growth
Collections (FX neutral to Q1 '15)	$75 - $76 million	34% - 36%
Collections	$73 - $74 million	31% - 32%
Revenue	$60 - $61 million	35% - 37%
Adjusted EBITDA	$1 - $2 million	NM

•	For the full year 2016:

	FY 2016 Outlook	Y/Y growth
Collections (FX neutral to 2015)	$320 - $326 million	32% - 35%
Collections	$314 - $320 million	30% - 32%
Revenue	$270 - $274 million	33% - 35%
Adjusted EBITDA	$27 - $30 million	83% - 104%

Conference Call and Webcast Information

Prior to today’s scheduled quarterly conference call, Wix will provide a supplemental data sheet and supporting slides. These materials provide shareholders and analysts with additional time and detail for analyzing results in advance of the quarterly conference call. The materials will be available before the conference call at https://investors.wix.com/results.cfm.

Wix.com’s fourth quarter 2015 teleconference and webcast will be held at 8:30 a.m. ET on Wednesday, February 10, 2016 and will include only brief comments by management followed by a question-and- answer session.

To participate on the live call, analysts and investors should dial 866-393-4306 (US/Canada), 734-385-2616 (International) or 1-809-315-362 (Israel) at least ten minutes prior to the start time of the call.  A telephonic replay of the call will be available through February 17, 2016 at 11:59 p.m. ET by dialing 855-859-2056 (US/Canada) or 404-537-3406 (International) and providing Conference ID: 24108662.

Wix will also offer a live and archived webcast of the conference call, accessible from the “Investor Relations” section of the Company’s website at https://investors.wix.com/.

About Wix.com Ltd.

Wix.com is a leading cloud-based web development platform with over 78 million registered users worldwide. Wix was founded on the belief that the Internet should be accessible to everyone to develop, create and contribute. Through free and premium subscriptions, Wix empowers millions of businesses, organizations, professionals and individuals to take their businesses, brands and workflow online. The Wix Editor and highly curated App Market enable users to build and manage a fully integrated and dynamic digital presence. Wix's headquarters are in Tel Aviv with offices in San Francisco, New York, Miami, Vilnius and Dnepropetrovsk.

Non-GAAP Financial Measures

To supplement its consolidated financial statements, which are prepared and presented in accordance with U.S. GAAP, Wix uses the following non-GAAP financial measures: Collections, collections and revenue on a constant currency basis, adjusted EBITDA, free cash flow, non-GAAP net loss and non-GAAP net loss per share (collectively the "non-GAAP financial measures"). Collections represents the total cash collected by us from our customers in a given period and is calculated by adding the change in deferred revenues for a particular period to revenues for the same period. We adjust collections and revenue to measure them on a constant currency basis by assuming the same exchange rates as the prior period applied to the reported figures in the current period. Adjusted EBITDA is defined as net profit or loss before interest, bank charges and other financial expenses (income), net unrealized losses (gains) on hedging transactions, other expenses, taxes on income, depreciation amortization, and other unusual or non-recurring expenses, share-based compensation expense and including the effect of the changes in deferred revenue and prepaid domain registration costs. Free cash flow is defined as net cash provided by (used in) operating activities less capital expenditures.  Non-GAAP net loss represents net loss calculated in accordance with GAAP as adjusted for the impact of share-based compensation expense and other non-GAAP adjustments. Non-GAAP net loss per share represents non-GAAP net loss divided by the weighted average number of shares used in computing GAAP loss per share.

The presentation of this financial information is not intended to be considered in isolation or as a substitute for, or superior to, the financial information prepared and presented in accordance with GAAP. The company uses these non-GAAP financial measures for financial and operational decision making and as a means to evaluate period-to-period comparisons. The company believes that it provides useful information about operating results, enhance the overall understanding of past financial performance and future prospects, and allow for greater transparency with respect to key metrics used by management in its financial and operational decision making.

For more information on the non-GAAP financial measures, please see the "Reconciliation of GAAP to Non-GAAP Financial Measures" table in this press release. This accompanying table has more details on the GAAP financial measures that are most directly comparable to non-GAAP financial measures and the related reconciliations between these financial measures. The company has not reconciled adjusted EBITDA guidance to net profit because it does not provide guidance for net profit. As items that impact net profit are out of the company's control and/or cannot be reasonably predicted, the company is unable to provide such guidance. Accordingly, a reconciliation to net profit is not available without unreasonable effort.

Forward-Looking Statements

This press release contains forward-looking statements, within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 that involve risks and uncertainties. Such forward-looking statements may include projections regarding our future performance and may be identified by words like “anticipate,” “assume,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “outlook,” “future,” “will,” “seek” and similar terms or phrases. The forward-looking statements contained in this press release are based on management’s current expectations, which are subject to uncertainty, risks and changes in circumstances that are difficult to predict and many of which are outside of our control. Important factors that could cause our actual results to differ materially from those indicated in the forward-looking statements include, among others, our ability to grow our user base and premium subscriptions; our ability to maintain and enhance our brand and reputation; our ability to manage the growth of our infrastructure effectively; changes to technologies used in our solutions or in global, national, regional or local economic, business, competitive, market, regulatory and other factors discussed under the heading “Risk Factors” in the company’s 2014 annual report on Form 20-F filed with the Securities and Exchange Commission on March 31, 2015. Any forward-looking statement made by us in this press release speaks only as of the date hereof. Factors or events that could cause our actual results to differ may emerge from time to time, and it is not possible for us to predict all of them. We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future developments or otherwise.

Investor Relations:
Joe Pollaro
Wix.com
ir@wix.com
+1 415.449.4718

Jonathan Schaffer / Taylor Krafchik
The Blueshirt Group
ir@wix.com
+1 212.871.3953 / + 1 212.871.3938

Media Relations:
Vivian Hernandez
Wix.com
pr@wix.com
+1 415.517.6539

Wix.com Ltd.
CONDENSED CONSOLIDATED BALANCE SHEET
(In thousands)

	Period ended
	December 31,	December 31,
	2014	2015
Assets	(audited)	(unaudited)
Current Assets:
Cash and cash equivalents	$40,200	$39,226
Short term deposits	45,811	70,773
Restricted cash and deposit	5,909	3,851
Trade receivables	1,050	6,461
Prepaid expenses and other current assets	10,155	11,989
Total current assets	103,125	132,300
Property, equipment and software, net
Long-Term Assets:
Property and equipment, net	7,205	8,734
Prepaid expenses and other long-term assets	1,882	2,200
Intangible assets and goodwill, net	6,210	6,199
Total long-term assets	15,297	17,133

Total assets	$118,422	$149,433

Liabilities and Shareholder's Equity
Current Liabilities:
Trade payables	$4,611	$12,280
Employees and payroll accruals	13,645	15,210
Deferred revenues	64,058	100,561
Accrued expenses and other current liabilities	14,186	20,281
Total current liabilities	96,500	148,332

Long term deferred revenues	2,540	4,206
Long term deferred tax liability	732	625
Other long-term liabilities	-	75
Total long-term liabilities	3,272	4,906

Total liabilities	99,772	153,238

Shareholders' Equity
Ordinary shares	63	64
Additional paid-in capital	166,615	192,791
Other comprehensive loss	(2,950)	(248)
Accumulated deficit	(145,078)	(196,412)
Total shareholders' equity	18,650	(3,805)

Total liabilities and shareholders' equity	$118,422	$149,433

Wix.com Ltd.
CONSOLIDATED STATEMENTS OF OPERATIONS - GAAP
(In thousands, except loss per share data)

	Three Months Ended		Year Ended
	December 31,		December 31,
	2014	2015	2014	2015
	(unaudited)		(unaudited)
Revenue	$41,559	$56,831	$141,841	$203,518
Cost of revenue	7,560	9,607	26,108	34,970
Gross Profit	33,999	47,224	115,733	168,548

Operating expenses:
Research and development	16,564	21,901	57,832	77,647
Selling and marketing	27,068	30,330	97,742	120,010
General and administrative	4,221	5,156	15,803	19,526
Total operating expenses	47,853	57,387	171,377	217,183
Operating loss	(13,854)	(10,163)	(55,644)	(48,635)
Financial income (expenses), net	538	(364)	2,144	77
Other income (expenses)	(9)	(6)	(14)	(11)
Loss before taxes on income	(13,325)	(10,533)	(53,514)	(48,569)
Taxes on income	1,751	772	3,052	2,765
Net loss	$(15,076)	$(11,305)	$(56,566)	$(51,334)

Basic and diluted net loss per share	$(0.39)	$(0.28)	$(1.49)	$(1.30)
Basic and diluted weighted-average shares used to compute net loss per share	38,237,739	40,116,511	37,847,093	39,408,928

Wix.com Ltd.
ADJUSTMENTS FOR RECONCILIATION OF GAAP TO NON-GAAP STATEMENT OF OPERATIONS
(In thousands, except loss per share data)

	Three Months Ended		Year Ended
	December 31,		December 31,
	2014	2015	2014	2015
(1) Share based compensation expenses:	(unaudited)		(unaudited)
Cost of revenues	$247	$380	$1,005	$1,353
Research and development	2,053	2,852	6,594	9,234
Selling and marketing	691	920	2,533	3,077
General and administrative	892	1,424	3,805	5,069
Total share based compensation expenses	3,883	5,576	13,937	18,733
(2) Amortization	119	170	153	636
(3) Withdrawn secondary offering expenses	-	-	365	-
(4) Acquisition related expenses	-	-	65	-
(5) Taxes on income	1,470	162	1,799	611
Total adjustments of GAAP to Non GAAP	$5,472	$5,908	$16,319	$19,980

Wix.com Ltd.
ADJUSTMENTS FOR RECONCILIATION OF GAAP TO NON-GAAP COST OF REVENUES
(In thousands, except loss per share data)

	Three Months Ended		Year Ended
	December 31,		December 31,
	2014	2015	2014	2015
	(unaudited)		(unaudited)
Gross Profit	$33,999	$47,224	$115,733	$168,548
Share based compensation expenses	247	380	1,005	1,353
Gross Profit -Non GAAP	34,246	47,604	116,738	169,901

Gross margin -Non GAAP	82%	84%	82%	83%

Wix.com Ltd.
RECONCILIATION OF NET LOSS TO ADJUSTED EBITDA (NON-GAAP)
(In thousands)

	Three Months Ended		Year Ended
	December 31,		December 31,
	2014	2015	2014	2015
	(unaudited)		(unaudited)
Net Loss	$(15,076)	$(11,305)	$(56,566)	$(51,334)
Adjustments:
Interest, bank charges & other financial expenses (income), net	245	740	262	2,172
Unrealized gains on hedging transactions	(227)	140	(2,124)	1,243
Other expenses	9	6	14	11
Taxes on income	1,751	772	3,052	2,765
Depreciation	879	1,399	2,662	4,999
Amortization	119	170	153	636
Withdrawn secondary offering expenses	-	-	365	-
Acquisition related expenses	-	-	65	-
Share based compensation expenses	3,883	5,576	13,937	18,733
Change in deferred revenue	7,720	10,039	29,414	38,169
Change in prepaid domain registration costs	(612)	(512)	(2,494)	(2,673)
Total adjustments	$13,767	$18,330	$45,306	$66,055

Adjusted EBITDA	$(1,309)	$7,025	$(11,260)	$14,721

Wix.com Ltd.
RECONCILIATION OF NET LOSS TO NON-GAAP NET LOSS AND NON-GAAP NET LOSS PER SHARE
(In thousands)

	Three Months Ended		Year Ended
	December 31,		December 31,
	2014	2015	2014	2015
	(unaudited)		(unaudited)
Net Loss	$(15,076)	$(11,305)	$(56,566)	$(51,334)
Share based compensation expense and other Non GAAP adjustments	5,472	5,908	16,319	19,980
Non-GAAP net loss	$(9,604)	$(5,397)	$(40,247)	$(31,354)

Basic and diluted Non GAAP net loss per share	$(0.25)	$(0.13)	$(1.06)	$(0.80)
Weighted average shares used in computing basic and diluted Non GAAP net loss per share	38,237,739	40,116,511	37,847,093	39,408,928

Wix.com Ltd.
KEY PERFORMANCE METRICS
(In thousands)

	Three Months Ended		Year Ended
	December 31,		December 31,
	2014	2015	2014	2015
	(unaudited)		(unaudited)
Revenues	$41,559	$56,831	$141,841	$203,518
Collections	$49,279	$66,870	$171,255	$241,687
Adjusted EBITDA	$(1,309)	$7,025	$(11,260)	$14,721
Number of registered users at period end	57,945	76,965	57,945	76,965
Number of premium subscriptions at period end	1,233	1,767	1,233	1,767

Wix.com Ltd.
RECONCILIATION OF REVENUES TO COLLECTIONS
(In thousands)

	Three Months Ended		Year Ended
	December 31,		December 31,
	2014	2015	2014	2015
	(unaudited)		(unaudited)
Revenues	$41,559	$56,831	$141,841	$203,518
Change in deferred revenues	7,720	10,039	29,414	38,169
Collections	$49,279	$66,870	$171,255	$241,687

Wix.com Ltd.
RECONCILIATION OF COLLECTIONS EXCLUDING FX IMPACT
(In thousands)

	Three Months Ended
	December 31,
	2014	2015
	(unaudited)
Collections	$49,279	$66,870
F/X impact on Q4/15 using Q4/14 rates	-	3,837
Collections excluding FX impact	$49,279	$70,707
Y/Y%		43%

	Three Months Ended
	September 30,	December 31,
	2015	2015
	(unaudited)
Collections	$61,580	$66,870
F/X impact on Q4/15 using Q3/15 rates	-	919
Collections excluding FX impact	$61,580	$67,789
Q/Q%		10%

Wix.com Ltd.
RECONCILIATION OF NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES TO FREE CASH FLOW
(In thousands)

	Three Months Ended		Year Ended
	December 31,		December 31,
	2014	2015	2014	2015
	(unaudited)		(unaudited)
Net cash provided by (used in) operating activities	$(1,226)	$9,522	$(803)	$20,876
Capital expenditures, net	(1,702)	(1,125)	(5,619)	(6,342)
Free Cash Flow	$(2,928)	$8,397	$(6,422)	$14,534

Wix.com Ltd.
RECONCILIATION OF PROJECTED REVENUES TO PROJECTED COLLECTIONS
(In thousands)

	Three Months Ended		Year Ending
	March 31, 2016		December 31,2016
	Low	High	Low	High

Projected revenues	$60,000	$61,000	$270,000	$274,000
Projected change in deferred revenues	13,000	13,000	44,000	46,000
Projected collections	$73,000	$74,000	$314,000	$320,000

Wix.com Ltd.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	Year Ended
	December 31,
	2014	2015
	(Audited)	(unaudited)
OPERATING ACTIVITIES:
Net loss	$(56,566)	$(51,334)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation	2,662	4,999
Amortization	153	636
Share based compensation expenses	13,937	18,750
Tax benefit related to exercise of share options	728	609
Decrease (increase) in accrued interest and exchange rate on short term and long term deposits	955	(805)
Deferred income taxes, net	81	(111)
Increase in trade receivables	(383)	(5,411)
Increase in prepaid expenses and other current and long-term assets	(6,491)	(2,597)
Increase in trade payables	618	7,483
Increase in employees and payroll accruals	7,767	1,565
Increase in short term and long term deferred revenues	29,706	38,169
Increase in accrued expenses and other current liabilities	6,016	8,923
Other, net	14	-
Net cash provided by (used in) operating activities	(803)	20,876
INVESTING ACTIVITIES:
Proceeds from short-term deposits and restricted deposits	1,989	60,162
Investment in short-term deposits and restricted deposits	(51,581)	(82,038)
Purchase of property and equipment	(5,619)	(6,342)
Payment for Businesses acquired	(4,295)	-
Acquisition of Intangible assets	(1,202)	(450)
Net cash used in investing activities	(60,708)	(28,668)
FINANCING ACTIVITIES:
Proceeds from exercise of options and ESPP shares	942	6,818
Proceeds from issuance of Ordinary shares in IPO, net	(130)	-
Net cash provided by financing activities	812	6,818
EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	(359)	-
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(61,058)	(974)
CASH AND CASH EQUIVALENTS—Beginning of period	101,258	40,200
CASH AND CASH EQUIVALENTS—End of period	$40,200	$39,226